Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Scotiabank provides information on fourth quarter writedowns of $595 million after tax

           TORONTO, Nov. 18 /CNW/ - Scotiabank today announced that its results for the fourth quarter ended October 31, 2008 will include charges of approximately $595 million after tax ($890 million before tax) relating to certain trading activities and valuation adjustments. These arose as a result of recent challenging market conditions and unprecedented volatility in global financial markets.
           First, there will be a charge of approximately $115 million after tax
($170 million before tax) in trading revenues related to the bankruptcy of
Lehman Brothers in September. The loss occurred primarily as a result of a failed settlement and the unwinding of trades in rapidly declining equity markets shortly after the bankruptcy. The Bank has submitted a bankruptcy claim for losses.
           Second, there will be valuation adjustments of approximately $370 million after tax ($560 million before tax). These will include writedowns of approximately $105 million after tax in available for sale securities based on current estimates of fair value. This was largely the result of the ongoing deterioration of economic conditions and volatility in debt and equity markets. The balance of $265 million after tax relates to mark-to-market adjustments on collateralized debt obligations (CDOs). Included in this amount will be a net fair value loss of approximately $135 million after tax on the purchase of certain CDOs from the Bank's U.S. multi-seller conduit, pursuant to the terms of a liquidity asset purchase agreement. With the widening of credit spreads, coupled with recent credit events in certain previously highly-rated reference assets, the market value of structured instruments declined substantially during the quarter. Should these spreads improve in future periods, a portion of the valuation adjustments would reverse and be recorded as income. The remaining exposure relating to the Bank's investments in CDOs will now be approximately US$348 million.
           Finally, there will be a mark-to-market loss of approximately $110 million after tax ($160 million before tax) relating to derivatives used for asset/liability management purposes that do not qualify for hedge accounting.
This was driven by continuing declines in interest rates and is expected to reverse over the average three-year life of the hedges such that no economic loss should occur.
           In terms of the impact on the Bank's business lines, approximately $305 million after tax relates to Scotia Capital, about $90 million after tax to
International Banking and approximately $200 million after tax to the Other business segment, which includes Group Treasury and Executive Offices.
           "We are disappointed to announce these writedowns. Both the equity and fixed income markets have experienced significant declines in value and extreme levels of volatility over the last several weeks, exacerbated by the
Lehman bankruptcy. Notwithstanding these challenges, our three business lines are profitable and core earnings remain solid. We are confident that our diversified businesses, strong, conservative risk management discipline and prudent capital management position us well to manage through these uncertainties and to achieve continued success," said Rick Waugh, President and CEO. "As well, our tier 1 capital ratio and our tangible common equity ratio will remain strong."
           Further details concerning these writedowns are included in a table below.
           Scotiabank is in the process of preparing its fourth quarter and annual audited results. The information above is based on current estimates and is subject to change. Additional disclosures will be provided at the time of the release of these results on December 2, 2008.

           <<
                                      Q4/08 Writedowns
                                      ----------------

                                                    Income
                                                    Statement     Pre-tax  After-tax
           Category               Business Line(s)  Line            ($MM)      ($MM)
           --------               ----------------  ----------  ---------  ---------
                                                    Trading
           1.  Lehman Brothers    Scotia Capital     Revenues        $170       $115

           2.  Valuation
                Adjustments
               a. U.S. Conduit                      Securities
                   CDOs           Scotia Capital     Gains           $245       $135
               b. Other CDOs      Scotia Capital/   Securities
                                   International/    Gains & Other/
                                   Other(x)          Other Income    $165       $130
               c. AFS Securities  Scotia Capital/
                                   International/   Securities
                                   Other             Gains           $150       $105
                                                                ---------  ---------
                                                                     $560       $370

                                                    Net Interest
           3.  ALM Hedging        Other              Income          $160       $110
                                                                ---------  ---------
                                                    All-Bank Total   $890       $595

                                                    Business Line
                                                    -------------
                                                    Scotia Capital   $505       $305
                                                    International    $110        $90
                                                    Other            $275       $200
                                                                ---------  ---------
                                                    All-Bank Total   $890       $595

                                                    Income
                                                    Statement
                                                    Line
                                                    ----------
                                                    Securities
                                                     Gains           $525
                                                    Trading
                                                     Revenue         $170
                                                    Net Interest
                                                     Income          $160
                                                    Other/Other
                                                     Income           $35
                                                                ---------
                                                    All-Bank Total   $890

           (x) Other equals Treasury & Executive Offices
           >>

           Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, and corporate and investment banking.
With $462 billion in assets (as at July 31, 2008), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

           Forward-looking statements

           Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks;
the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes;
global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the
Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report. The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the
SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

           %SEDAR: 00001289E          %CIK: 0000009631

           /For further information: Media contact: Frank Switzer, Scotiabank Public
Affairs, (416) 866-7238; Investor contact: Kevin Harraher, Scotiabank Investor
Relations, (416) 866-5982/
           (BNS BNS.)

CO:  Scotiabank

CNW 17:06e 18-NOV-08